UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact name as specified in its charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this report on Form 6-K to “Braskem,” “we,” “us” and our “Company” and similar terms are to Braskem S.A. and its consolidated subsidiaries. All references in this report on Form 6-K to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States.

The information set forth below updates certain information about us and our industry and markets included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2023, which we refer to herein as our “Annual Report,” and should be read in conjunction with the information set forth in our Annual Report under “Presentation of Financial and Other Information,” “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, included in our Annual Report, as well as with Braskem’s unaudited condensed consolidated interim financial statements as of June 30, 2023 and for the six-month periods ended June 30, 2023 and 2022 (the “Unaudited Condensed Consolidated Interim Financial Statements”), contained in a report on Form 6-K (SEC File No. 001-14862) that was furnished to the SEC on September 6, 2023 (the “Unaudited Condensed Consolidated Interim Financial Statements”).

The following discussion of the financial condition and results of operations of Braskem as of June 30, 2023 and for the six-month periods ended June 30, 2023 and 2022 should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements, the information presented under “Presentation of Financial and Other Information,” “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 included in our Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in our Annual Report and the information set forth under “Forward-Looking Statements” in this report on Form 6-K.

Overview

We are the largest producer of plastics in the Americas based on the annual production capacity of our plants in Brazil, the United States and Mexico as of December 31, 2022, according to Chemical Market Analytics by OPIS, a Dow Jones Company (“CMA”) and the global leader in green polyethylene (“green PE”) according to CMA. We are the only integrated petrochemical company producing basic chemicals and polymers in Brazil, and the largest producer based on annual production capacity of polyethylene (“PE”) in Mexico and of polypropylene (“PP”) in the Unites States and Germany according to CMA, serving customers in more than 70 countries.

Our customers use our plastics and chemicals to manufacture a wide range of products that people use in their everyday lives to address their essential needs across food packaging, home furnishings, industrial and automotive components, paints and coatings.

We believe that the transition of plastics and chemical production from fossil raw materials to sustainable renewable sources represents one of the key opportunities for growth and sustainability in the global chemical industry. We are the global leader in green PE production and benefit from our location in and proximity to Brazil, which is one of the largest renewable energy producers in the world.

Our results of operations for the six-month period ended June 30, 2023 have been affected, and our results of operations will continue to be affected, by a variety of factors, including:

•	the expansion or contraction of global production capacity for the products that we sell and the growth rate of the global economy;
•	the international market price of naphtha, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced volatility during the six-month period ended June 30, 2023, fluctuating in a range between US$777.0 and US$1,012.0, or 30.2%, per ton during such period, compared to fluctuation in a range between US$555.0 and US$719.0, or 30.7%, per ton during the six-month period ended June 30, 2022;
•	the market price of propylene in the Unites States, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced volatility during the six-month period ended June 30, 2023, fluctuating in a range between US$771.6 and US$1,278.7, or 65.7%, per ton during such period, compared to fluctuation in a range between US$1,124.3 and US$1,587.3, or 41.2%, per ton during the six-month period ended June 30, 2022;
•	the average resin prices in the markets in which we operate, which are expressed in U.S. dollars and fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;
•	the average spreads for petrochemical products, which drive the industry profitability, are cyclical by nature, and are highly impacted by supply and demand market dynamics globally and in the markets in which we operate;
•	our crackers’ capacity utilization rates, which were lower in the six-month period ended June 30, 2023, compared to the corresponding period of 2022, as a result of production adjustments due to weaker global demand for our products;
•	government industrial policies in the countries and regions in which we operate and to which we export our products;
•	changes in the real/U.S. dollar exchange rate, including the appreciation of the real against the U.S. dollar by 7.6% as of June 30, 2023 compared to December 31, 2022, and an appreciation of 6.1% as of June 30, 2022 compared to December 31, 2021;
•	the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, which partially affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in LIBOR and SOFR, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;
•	the inflation rate in Brazil, which was 2.9% in the six-month period ended June 30, 2023, compared to 5.5% in the corresponding period in 2022, as measured by Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to consider the effects of inflation or bears interest at rates that are partially adjusted for inflation;
•	gross domestic product (“GDP”) growth in the regions where we operate, including as follows:
o	Brazil’s GDP, which expanded 3.7% in the six-month period ended June 30, 2023, compared to an expansion of 3.7% in the six-month period ended June 30, 2022;
o	the U.S. GDP, which expanded 2.1% in the six-month period ended June 30, 2023, compared to an expansion of 2.7% in the six-month period ended June 30, 2022;

o	Europe’s GDP, which expanded 0.8% in the six-month period ended June 30, 2023, compared to an expansion of 4.9% in the six-month period ended June 30, 2022;
o	Mexico’s GDP, which expanded 3.7% in the three-month period ended March 31, 2023, compared to an expansion of 1.9% in the three-month period ended March 31, 2022; and
o	according to the International Monetary Fund (“IMF”), global GDP expanded 3.4% in 2022 and is expected to expand 2.8% in 2023; and
•	tax policies and tax obligations.

Our financial condition and liquidity are also influenced by other various factors, including:

•	our ability to generate cash flows from our operations under different macroeconomic and petrochemical industry scenarios;
•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;
•	our ability to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below, the conflict in Ukraine and the inflationary scenario on the world economy and our business, financial condition and results of operations;
•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and
•	the requirement under Brazilian law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income (calculated as net income for the financial year, after absorption of accumulated losses and reserves, including legal reserves, pursuant to applicable law), unless our board of directors, in accordance with applicable law, reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, provided that payment of any minimum preferred dividends is not affected. Our fiscal council must opine on any suspension of the mandatory distribution of dividends.

Industry Outlook

Since the second half of 2022, the spreads of our chemical and petrochemical products in the international market have been adversely impacted by the imbalance between supply and demand, due to (i) an increase in the global supply of chemicals and petrochemicals products through new capacities coming online, (ii) lower global consumption as a result of high interest rates and the persistent inflationary pressure, and (iii) the recovery of industrial activity in China below market expectations, all of which materially and adversely affected our results of operations for the year ended December 31, 2022.

The outlook for the remainder of the year 2023, as well as for coming years, remains uncertain due to the factors described above, and, in addition, (i) lower inventories held by industry participants in the converters chain, thereby reducing the demand for our products, and (ii) lower global macroeconomic activity. As a consequence, it is currently expected that margins in the petrochemical sector will remain under pressure for a longer period of time.

In view of the above, our gross margins and our financial performance in the coming years could continue to be materially adversely affected, which may include negative gross and EBITDA margins for the coming fiscal quarters.

The information above regarding our outlook is based on estimates and on limited and preliminary information available to us and remains subject to change.

Recent Developments

Set forth below are certain recent material developments relating to us, which should be read in conjunction with (i) the discussion of our results of operations for the six-month periods ended June 30, 2023 and 2022 under “—Results of Operations for the Six-Month Period Ended June 30, 2023 Compared with the Six-Month Period Ended June 30, 2022” below and (ii) our Unaudited Condensed Consolidated Interim Financial Statements.

Discussions in Connection with the Sale of our Major Shareholders’ Equity Interest

As of the date hereof, we are not conducting any negotiations with our major shareholders regarding the sale of their equity interest in us. However, pursuant to applicable law, we may contact our major shareholders with respect to the potential sale of their equity interest in us.

On May 9, 2023, we received correspondence from our controlling shareholder Novonor S.A. (“Novonor”), regarding the non-binding offer from Apollo Management X, L.P. (together with Apollo Global Management, Inc. and its affiliates, as representatives of certain funds under its management, “Apollo”) and ADNOC International Limited – Sole Proprietorship L.L.C. (“ADNOC” and, together with Apollo, the “Prospective Investors”) for the indirect acquisition of the interest held by Novonor in us (the “Offer”), by way of the potential acquisition of the shares that are held by the creditor banks fiduciarily (“Creditor Banks”). The Offer was also intended for the Creditor Banks.

On June 12, 2023, we received correspondence from our controlling shareholder, Novonor, regarding the non-binding proposal received from Unipar Carbocloro S.A. (“Unipar”) on June 10, 2023 for the acquisition of a controlling stake in Braskem S.A.

On July 10, 2023, we received correspondence from Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), informing us that it requested access to Braskem’s virtual data room, thereby starting a due diligence process, according to the rules provided for in Braskem’s Shareholders Agreement entered into between Petrobras and Novonor S.A. for the possible exercise of tag-along or preemptive rights in the event of the sale of shares held by Novonor S.A.

On July 12, 2023, we received correspondence from our controlling shareholder, Novonor, regarding the proposal received from J&F Investimentos S.A. (“J&F”) on July 11, 2023, together with the fiduciary creditor institutions (the “Financial Creditors”) with respect to the shares directly and indirectly held by Novonor, for the acquisition of all credit rights held by the Financial Creditors against our wholly-owned subsidiary, NSP Investimentos S.A. – Under Judicial Recovery.

To the extent permitted by applicable law, we expect to support Novonor in this process, including interactions with potential interested parties, observing the confidentiality of the information.

Joint Venture Agreement with SCG Chemicals

On August 16, 2023, we signed, through our subsidiaries Braskem Netherlands B.V. (“Braskem B.V.”) and Braskem Europe GmbH, a joint venture agreement with Thai Polyethylene Company Limited (TPE), a wholly owned subsidiary of SCG Chemicals Public Company Limited (“SCG”), to establish Braskem Siam Company Limited (“Braskem Siam”), a joint venture company established for the project engineering of a bio-ethylene from bioethanol dehydration plant using the EtE EverGreen™ technology. Front End Engineering Design (FEED) is an important step to take the project to Final Investment Decision (FID) by the last quarter of 2024, when Braskem’s and SCG’s boards are expected to decide upon the continuation of the project.

The technology results from the partnership agreement between Lummus Technology LLC and Braskem B.V. to develop and license this technology. The establishment of the joint venture entity Braskem Siam is subject to approval of relevant antitrust authorities.

End of the AGU/CGU Monitorship

On August 16, 2023, we were notified by Brazil’s Office of the General Controller (Controladoria Geral da União, the “CGU”) of the conclusion of its monitorship. The monitorship was a requirement under the leniency agreement entered into between Braskem, the CGU and Brazil’s Office of the Attorney General (Advocacia-Geral da União, the “AGU”) on May 31, 2019 (the “Leniency Agreement”), which established recommendations to enhance our integrity program with an emphasis to obtain the ISO 37001 certification, which we obtained in May 2021.

We have implemented all of the recommendations under the Leniency Agreement, which resulted in the conclusion of the monitorship after three years. The continuous enhancement of our compliance system is in line with our strategic corporate policies of acting ethically, with integrity and transparency at all times, thereby improving our systems and processes and contributing to the enhancement of our general compliance practices and governance.

New Long-Term Incentive Plan

At an extraordinary shareholders’ meeting held on July 28, 2023, our shareholders approved our new Long-Term Incentive Plan (the “2023 ILP Plan”), pursuant to a management proposal, which aims to promote: (i) the alignment between the interests of the 2023 ILP Plan participants, on one hand, and the interests of our shareholders, on the other hand; and (b) an incentive for the 2023 ILP Plan participants to remain employed by us or by the companies controlled by us.

Global Agreement with the Municipality of Maceió

On July 21, 2023, we entered into a global agreement (the “Global Agreement”) with the Municipality of Maceió for the payment of R$1.7 billion, which had already been provisioned by us as of June 30, 2023. The Global Agreement contains indemnification and compensation provisions in favor of the Municipality of Maceió, in the State of Alagoas, with respect to any and all actual and compensatory damages incurred by it and is still subject to court approval.

For additional information, see “Item 8. Financial Information—Legal Proceedings—Alagoas - Mining Activities” in our Annual Report.

Public Interest Civil Lawsuit Filed by FEPEAL and CNPA

On August 28, 2023, we became aware of a public interest civil lawsuit (ação civil pública) filed against us by the Federation of Fishermen of the State of Alagoas (Federação dos Pescadores do Estado de Alagoas, the “FEPEAL”) and the National Confederation of Fishermen and Acquaculturists (Confederação Nacional dos Pescadores e Aquicultores, the “CNPA” and, together with the FEPEAL, the “Associations”) representing supposed 8,493 artisanal fishermen that have allegedly been affected by disruptions to their fishing activity and way of life, due to environmental damages in connection with the geological event in Alagoas.

In the lawsuit, the Associations requested the payment of: (i) (a) compensation to each fisherman for individual moral damages (danos morais individuais e homogêneos) in the amount of R$50 thousand, and (b) compensation to each fisherman for individual actual damages (danos materiais individuais e homogêneos) in the amount of R$132 thousand, for a total amount of R$182 thousand per fisherman, or approximately R$1,545.7 million in the aggregate with respect to all of the 8,493 fishermen; (ii) compensation to the Associations for collective moral damages (danos morais coletivos) in the aggregate amount of R$100 thousand; (iii) compensation to the Associations for collective actual damages (danos materiais coletivos) in the aggregate amount of R$750 thousand; and (iv) attorneys’ fees in the amount of 20% of the aggregate value of the final judgment, which corresponds to R$309.3 million.

Based on the information we have available at the early stages of this legal proceeding and the advice of our outside counsel, our management considered the risk of loss (1) as possible with respect to the claims (i) to (iii) above, in the aggregate amount of R$1,546.6 million, and (2) as remote with respect to the claim (iv) above for the payment of attorneys’ fees in the amount of R$309.3 million.

Considering that the lawsuit is in its early stage, we are still reviewing factual and legal information in order to prepare our substantive defense. We intend to vigorously defend this lawsuit.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment in the Countries in which we Operate and Demand for Our Products

Our sales in our Brazil segment and exports from Brazil represented 70.6% of our net revenue, including inter-segment sales, in the six-month period ended June 30, 2023. We are significantly affected by economic conditions in Brazil and in the other countries in which we operate and to which we export our products, and our results of operations and financial condition have been, and will continue to be, affected by the growth or contraction rates of the GDP of Brazil, the United States, Europe and Mexico, and by global growth or contraction rates.

The following table shows certain macroeconomic data, inflation rates, interest rates and the real/U.S. dollar exchange rates for and as of the periods indicated.

	Six-Month Period Ended June 30,	Year Ended December 31,
	2023	2022	2021

GDP growth/contraction(1)	3.7%	2.9%	4.6%
Inflation (IGP-M)(2)	(4.5)%	5.0%	17.8%
Inflation (IGP-DI)(3)	(5.0)%	5.0%	16.3%
Inflation (IPCA)(4)	2.9%	5.8%	10.1%
CDI rate(5)	13.7%	12.4%	4.4%
Appreciation (depreciation) of the real vs. US. dollar	(7.6)%	(6.5)%	7.9%
Period-end exchange rate—US$1.00	R$4.8192	R$5.2177	R$5.5805

Sources: Getúlio Vargas Foundation, Brazilian Central Bank and Bloomberg.

(1)	Brazilian GDP, as measured by the Brazilian Institute for Geography and Statistics’ (Instituto Brasileiro de Geografia e Estatística, or “IBGE”) System for Automatic Retrieval (Sistema IBGE de Recuperação Automática–SIDRA).
(2)	The General Price Index – Markets (Índice Geral de Preços – Mercado, or “IGP-M”) is the general market price index measured by Brazil’s Getúlio Vargas Foundation.
(3)	The General Price Index – Domestic Supply (Índice Geral de Preços – Disponibilidade Interna, or “IGP-DI”) is the general price index (domestic supply) measured by Brazil’s Getúlio Vargas Foundation.
(4)	IPCA is the broad consumer price index measured by the IBGE.
(5)	The Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI”) rate is the average of interbank overnight rates in Brazil, expressed as the accumulated rate in the year or period.

The following table sets forth the variation of Brazilian apparent consumption of PE, PP and polyvinyl chloride (“PVC”) for the periods presented.

	June 30,	December 31,
	2023(1)	2022(2)	2021(2)

Brazilian apparent consumption of PE	11.5%	2.5%	0.9%
Brazilian apparent consumption of PP	10.0%	(3.7)%	1.3%
Brazilian apparent consumption of PVC	3.6%	(14.0)%	9.5%

Source: Brazilian government and Braskem analysis.

(1)	Variation of apparent consumption figures for the six-month period ended June 30, 2023 as compared with the apparent consumption figures for the six-month period ended June 30, 2022.
(2)	Variation of apparent consumption figures for the years ended December 31, 2022 and 2021 as compared with the apparent consumption figures for the years ended December 31, 2021 and 2020, respectively.

Brazilian GDP growth has fluctuated significantly, and we believe that it will likely continue to do so in the future. Our management believes that the impact on growth in Brazil will affect our future net revenue and results of operations, and a continued recession or low growth in Brazil would likely reduce our future net revenue and have a negative effect on our results of operations.

Capacity Utilization

Our operations are capital-intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production facilities.

The table below sets forth average capacity utilization rates with respect to the production facilities for some of our principal products for the periods presented.

	Six-Month Period Ended June 30,		Year Ended December 31,
	2023	2022	2022	2021

Ethylene – Brazil	74%	80%	78%	81%
PE – Brazil	74%	82%	80%	80%
PP – Brazil	73%	76%	76%	82%
PVC – Brazil	69%	73%	66%	65%
PP – USA and Europe	81%	84%	80%	87%
PE – Mexico	79%	74%	73%	66%

In the six-month period ended June 30, 2023, average Ethylene – Brazil, average PE – Brazil, average PP – Brazil and average PVC – Brazil capacity utilization decreased compared to the corresponding period of 2022, mainly as a result of production adjustments due to weaker global demand for our products.

With respect to PP – USA and Europe, average capacity utilization decreased in the six-month period ended June 30, 2023, compared to the corresponding period of 2022, mainly due to lower production volume in the United States as a result of the scheduled maintenance shutdown at one of our PP plants between April and May of 2023, which was partially offset by the higher production volume in Europe as a result of higher feedstock supply, given the unscheduled shutdown at suppliers.

With respect to PE – Mexico, average capacity utilization increased in the six-month period ended June 30, 2023, compared to the corresponding period of 2022, mainly due to higher ethane volume supplied by PEMEX and ethane imported in the period.

Results of Operations for the Six-Month Period Ended June 30, 2023 Compared with the Six-Month Period Ended June 30, 2022

The following discussion of our results of operations is based on our Unaudited Condensed Consolidated Interim Financial Statements. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS.

The following tables set forth consolidated financial information by segment for the six-month periods ended June 30, 2023 and 2022:

	Six-Month Period Ended June 30, 2023
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
	(in millions of reais)

Reporting segments:
Brazil	26,280.2	(25,747.1)	533.1	(879.1)	—	(347.3)	(693.2)
USA and Europe	8,821.5	(8,080.0)	741.5	(379.4)	—	77.0	439.1
Mexico	2,406.7	(2,284.3)	122.4	(198.0)	—	(5.5)	(81.1)
Total	37,508.4	(36,111.4)	1,397.0	(1,456.4)	—	(275.8)	(335.2)
Other segments	405.5	(335.9)	69.6	101.8	11.1	7.8	190.3
Corporate unit	—	—	—	(1,014.7)	—	51.5	(963.1)
Braskem consolidated before eliminations and reclassifications	37,913.9	(36,447.3)	1,466.6	(2,369.3)	11.1	(216.5)	(1,108.1)
Eliminations and reclassifications(1)	(711.7)	688.5	(23.2)	0.1	—	(13.0)	(36.1)
Total	37,202.2	(35,758.8)	1,443.4	(2,369.1)	11.1	(229.5)	(1,144.1)

	Six-Month Period Ended June 30, 2022
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
	(in millions of reais)

Reporting segments:
Brazil	37,077.2	(32,409.5)	4,667.7	(881.3)	—	(1,394.3)	2,392.1
USA and Europe	13,851.9	(11,006.7)	2,845.2	(404.2)	—	37.7	2,478.7
Mexico	3,386.7	(2,361.1)	1,025.6	(234.4)	—	4.5	795.6
Total	54,315.8	(45,777.3)	8,538.5	(1,519.9)	—	(1,352.2)	5,666.4
Other segments	196.8	(127.7)	69.1	42.5	26.5	1.8	139.9
Corporate unit	—	—	—	(1,031.1)	—	59.6	(971.5)
Braskem consolidated before eliminations and reclassifications	54,512.6	(45,905.0)	8,607.6	(2,508.5)	26.5	(1,290.8)	4,834.8
Eliminations and reclassifications(1)	(2,369.8)	2,970.7	600.9	(1.2)	—	(9.7)	590.0
Total	52,142.7	(42,934.2)	9,208.5	(2,509.7)	26.5	(1,300.6)	5,424.9

The following table sets forth consolidated financial information for the six-month periods ended June 30, 2023 and 2022:

	Six-Month Period Ended June 30,
	2023	2022	% Change
	(in millions of reais)

Net revenue	37,202.2	52,142.7	(28.7)%
Cost of products sold	(35,758.8)	(42,934.2)	(16.7)%
Gross profit	1,443.4	9,208.5	(84.3)%
Income (expenses):
Selling and distribution	(972.6)	(1,057.6)	(8.0)%
Loss for impairment of trade accounts receivable and others from clients	(47.7)	(21.8)	119.2%
General and administrative	(1,173.8)	(1,279.3)	(8.2)%
Research and development	(175.1)	(151.1)	15.9%
Results from equity accounted investees	11.1	26.5	(58.2)%
Other income	1,145.1	110.0	941.0%
Other expenses	(1,374.6)	(1,410.5)	(2.5)%
Profit (loss) before net financial expenses and taxes	(1,144.1)	5,424.9	(121.1)%
Financial results:	(191.3)	(2,145.2)	(91.1)%
Financial expenses	(2,989.6)	(2,782.5)	7.4%
Financial income	1,038.3	789.4	31.5%
Exchange rate variations, net	1,760.1	(152.0)	n.m.
Profit (loss) before income tax	(1,335.4)	3,279.7	n.m.
Income taxes	754.5	(795.0)	n.m.
Net profit (loss) for the period	(580.9)	2,484.7	n.m.

__________

n.m.: not meaningful

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as otherwise indicated

Net Revenue

Net revenue decreased by R$14,940.5 million, or 28.7%, to R$37,202.2 million during the six-month period ended June 30, 2023, from R$52,142.7 million during the corresponding period of 2022, primarily as a result of: (i) a decrease of R$10,797.0 million in net revenue from our Brazil segment; (ii) a decrease of R$5,030.4 million in net revenue from our USA and Europe segment; and (iii) a decrease of R$979.9 million in net revenue from our Mexico segment, which were partially offset by an increase of R$208.8 million in net revenue relating to other segments. The line of reclassifications and eliminations mainly consisted of purchases and sales among our reporting segments.

Net Revenue of our Brazil Segment

Net revenue of our Brazil segment decreased by R$10,797.0 million, or 29.1%, to R$26,280.2 million during the six-month period ended June 30, 2023, from R$37,077.2 million during the corresponding period of 2022, primarily as a result of: (i) lower PE, PP, and PVC prices in the international market, which resulted in a negative impact of R$5,119.5 million; (ii) lower main chemicals prices in the international market, which resulted in a negative impact of R$1,828.2 million; and (iii) lower Brazilian sales volume of resins and main chemicals, which resulted in a negative impact of R$1,891.4 million, which were partially offset by higher exports volume due to better commercial opportunities in the international market.

The table below sets forth information regarding the weighted average international prices of the main chemicals and resins that are generally used as a reference for our Brazil segment for the periods indicated:

International References(1)	Six-Month Period Ended June 30,
	2023	2022	% Change
	(US$/ton)

Main chemicals(2)	1,081.9	1,352.2	(20.0)%
Resins(3)	969.2	1,403.9	(31.0)%

___________

(1) Source: CMA.

(2) Average prices weighted based on Braskem’s production capacity: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).

(3) Average prices weighted based on Braskem’s production capacity: PE US (54%), PP Asia (33%) and PVC Asia (13%).

Net Revenue of our USA and Europe Segment

Net revenue of our USA and Europe segment decreased by R$5,030.4 million, or 36.3%, to R$8,821.5 million during the six-month period ended June 30, 2023, from R$13,851.9 million during the corresponding period of 2022, primarily as a result of lower PP prices in the international market, resulting in a negative impact of R$4,823.8 million.

The table below sets forth information regarding the weighted average international price of PP, which is generally used as a reference for our USA and Europe segment for the periods indicated:

International References(1)	Six-Month Period Ended June 30,
	2023	2022	% Change
	(US$/ton)

PP – US and Europe(2)	1,059.6	1,443.8	(26.6)%

___________

(1) Source: CMA.

(2) Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Net Revenue of our Mexico Segment

Net revenue of our Mexico segment decreased by R$980.0 million, or 28.9%, to R$2,406.7 million during the six-month period ended June 30, 2023, from R$3,386.7 million during the corresponding period of 2022, as a result of a decrease in polyethylene prices in the period, resulting in a negative impact of R$934.8 million, which was partially offset by an increase in polyethylene sales volume, resulting in a positive impact of R$13.2 million, given the higher product availability for sale due to higher supply from PEMEX and from the fast-track solution we built in our Mexico complex.

The table below sets forth information regarding the weighted average international price of PE, which is generally used as a reference for our Mexico segment for the periods indicated:

International References(1)	Six-Month Period Ended June 30,
	2023	2022	% Change
	(US$/ton)

PE – Mexico	991.4	1,471.1	(32.6)%

___________

(1) Source: CMA.

Cost of Products Sold and Gross Profit

Cost of products sold decreased by R$7,175.4 million, or 16.7%, to R$35,758.8 million during the six-month period ended June 30, 2023, from R$42,934.2 million during the corresponding period of 2022, primarily as a result of: (i) a 20.6% decrease in the cost of products sold in our Brazil segment; (ii) a 26.6% decrease in the cost of products sold in our USA and Europe segment; and (iii) a 3.2% decrease in the cost of products sold in our Mexico segment. Other segment, reclassifications, and eliminations of cost of sales of our units in our consolidation, primarily reflecting intercompany costs of chemicals, increased by R$208.2 million, or 163.0%, to R$335.9 million during the six-month period ended June 30, 2023, from R$127.7 million during the corresponding period of 2022.

Consolidated gross profit decreased by R$7,765.1 million, or 84.3%, to R$1,443.4 million during the six-month period ended June 30, 2023, from R$9,208.5 million during the corresponding period of 2022. Gross margin (gross profit as a percentage of net revenue) decreased to 3.9% during the six-month period ended June 30, 2023, from 17.7% during the corresponding period of 2022.

Cost of Products Sold and Gross Profit of our Brazil Segment

Cost of products sold of our Brazil segment decreased by R$6,662.4 million, or 20.6%, to R$25,747.1 million during the six-month period ended June 30, 2023, from R$32,409.5 million during the corresponding period of 2022, primarily as a result of: (i) a 25.7% decrease in the Amsterdam-Rotterdam-Antwerp (ARA) naphtha price; and (ii) a 53.3% decrease in the U.S. Gulf reference price (USG price) of ethane, which was influenced mainly by lower oil and natural gas prices in the international market, based on the moving average.

Gross profit of our Brazil segment decreased by R$4,134.6 million, or 88.6%, to R$533.1 million during the six-month period ended June 30, 2023, from R$4,667.7 million during the corresponding period of 2022, mainly due to a decrease in the international spreads of resins of 35.2%, to US$371.9 per ton during the six-month period ended June 30, 2023, from US$573.8 per ton during the corresponding period of 2022. Gross margin of our Brazil segment (gross profit as a percentage of net revenue) decreased to 2.0% during the six-month period ended June 30, 2023, from 12.6% during the corresponding period of 2022.

Cost of Products Sold and Gross Profit of USA and Europe Segment

Cost of products sold of our USA and Europe segment decreased by R$2,926.7 million, or 26.6%, to R$8,080.0 million during the six-month period ended June 30, 2023, from R$11,006.7 million during the corresponding period of 2022, primarily as a result of a decrease of 26.6% in the international price reference of propylene in the United States and Europe, which was partially offset by the inventory effect of finished goods produced in previous periods at higher production cost in the United States.

Gross profit of our USA and Europe segment decreased by R$2,103.7 million, or 73.9%, to R$741.5 million during the six-month period ended June 30, 2023, from R$2,845.2 million during the corresponding period of 2022, mainly due to: (i) a 62.6% decrease in the PP spreads in the United States, to US$440.9 per ton during the six-month period ended June 30, 2023, from US$1,179.5 per ton during the corresponding period of 2022; and (ii) a 40.3% decrease in the PP spreads in Europe, to US$252.9 per ton during the six-month period ended June 30, 2023, from US$423.5 per ton during the corresponding period of 2022. Gross margin of our USA and Europe segment (gross profit as a percentage of net revenue) decreased to 8.4% during the six-month period ended June 30, 2023, from 20.5% during the corresponding period of 2022.

Cost of Products Sold and Gross Profit of Mexico Segment

Cost of products sold of our Mexico segment decreased by R$76.8 million, or 3.3%, to R$2,284.3 million during the six-month period ended June 30, 2023, from R$2,361.1 million during the corresponding period of 2022, as a result of lower international ethane prices in the period, which was partially offset by higher sales volume in the period.

Gross profit of our Mexico segment decreased by R$903.2 million, or 88.1%, to R$122.4 million during the six-month period ended June 30, 2023, from R$1,025.6 million during the corresponding period of 2022, as a result of a 25.8% decrease in spreads in the international market, which was partially offset by higher sales volume in the period. Gross margin of our Mexico segment (gross profit as a percentage of net revenue) decreased to 5.1% during the six-month period ended June 30, 2023, from 30.3% during the corresponding period of 2022.

Selling and Distribution Expenses

Selling and distribution expenses decreased by R$85.0 million, or 8.0%, to R$972.6 million during the six-month period ended June 30, 2023, from R$1,057.6 million during the corresponding period of 2022, primarily as a result of lower expenses with port services, commissions, commercialization and other costs related to sales volume due to lower demand for our products in the period.

Loss for Impairment of Trade Accounts Receivable and Others from Clients

Loss for impairment of trade accounts receivable and others from clients increased by R$25.9 million, or 118.8%, to R$47.7 million during the six-month period ended June 30, 2023, from R$21.8 million during the corresponding period of 2022, mainly due to late payments by customers in Brazil.

General and Administrative Expenses

General and administrative expenses decreased by R$105.5 million, or 8.2%, to R$1,173.8 million during the six-month period ended June 30, 2023, from R$1,279.3 million during the corresponding period of 2022, primarily as a result of lower expenses resulting from consulting services, legal expenses, and expenses related to information technology services due to the efforts made to reduce fixed costs in the period.

Research and Development Expenses

Research and development expenses increased by R$24.0 million, or 15.9%, to R$175.1 million during the six-month period ended June 30, 2023, from R$151.1 million during the corresponding period of 2022.

Results from Equity Accounted Investees

Results from equity accounted investees decreased by R$15.4 million, to R$11.1 million during the six-month period ended June 30, 2023, from R$26.5 million during the corresponding period of 2022, mainly due to lower profit of R$11.8 million from the joint venture Refinaria de Petróleo Riograndense S.A. (RPR) in the six-month period ended June 30, 2023.

Other Income

Other income increased by R$1,035.1 million, or 941.0%, to R$1,145.1 million during the six-month period ended June 30, 2023, from R$110.0 million during the corresponding period of 2022, mainly due to the receipt of insurance proceeds and the final and unappealable decision on the unconstitutionality of the surcharge in the PIS and COFINS rates incurred on operations involving the sale of gasoline and diesel oil in the six-month period ended June 30, 2023, which did not occur in the six-month period ended June 30, 2022.

Other Expenses

Other expenses decreased by R$35.9 million, or 2.5%, to R$1,374.6 million during the six-month period ended June 30, 2023, from R$1,410.5 million during the corresponding period of 2022, mainly due to: (i) lower provisions related to the geological event in Alagoas and other provisions in the period; (ii) lower costs related to fines, severance changes and indemnities; and (iii) lower expenses related to scheduled turnarounds, which were partially offset by higher provisions for lawsuits and other expenses.

Profit (Loss) Before Net Financial Expenses and Taxes

As a result of the foregoing, profit (loss) before net financial expenses and taxes on a consolidated basis decreased by R$6,569.0 million, to a loss of R$1,144.1 million during the six-month period ended June 30, 2023, from a profit of R$5,424.9 million during the corresponding period of 2022. Operating margin, defined as a percentage of profit (loss) before net financial expenses and taxes divided by net revenue decreased to (3.1)% during the six-month period ended June 30, 2023, from 10.4% during the corresponding period of 2022, mainly due to lower international spreads for PE, PP and PVC in Brazil, PP in the United States and Europe, and PE in Mexico.

Financial Results

Financial Expenses

Financial expenses increased by R$207.1 million, or 7.4%, to R$2,989.6 million during the six-month period ended June 30, 2023, from R$2,782.5 million during the corresponding period of 2022, mainly due to higher interest expenses due to the increase of gross debt.

Financial Income

Financial income increased by R$248.9 million, or 31.5%, to R$1,038.3 million during the six-month period ended June 30, 2023, from R$789.4 million during the corresponding period of 2022, mainly due to the higher profitability of financial investments in the Brazilian and international markets.

Exchange Rate Variations, Net

Exchange rate variations, net increased by R$1,912.1 million, to an income of R$1,760.1 million during the six-month period ended June 30, 2023, from an expense of R$152.0 million during the corresponding period of 2022, primarily as a result of the effects of the appreciation of the real against the U.S. dollar, relating to the net exposure of the financial result not designated as hedge accounting, in the amount of US$4,925.0 million during the six-month period ended June 30, 2023.

Income Taxes

Income tax and social contribution represented a benefit of R$754.5 million during the six-month period ended June 30, 2023, compared to an expense of R$795.0 million during the corresponding period of 2022, mainly due to lower profit before income taxes, which was mainly impacted by lower petrochemical spreads in all of our segments in the period.

The corporate income tax and social contribution effective tax rate was (56.5)% during the six-month period ended June 30, 2023, compared to an effective tax rate of 24.0% during the corresponding period of 2022, mainly due to: (i) thin capitalization which includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules in the amount of R$270.2 million; and (ii) different jurisdictional taxes for companies abroad and tax basis in the amount of R$447.9 million. For more information, see note 20 to our Unaudited Condensed Consolidated Interim Financial Statements.

Net Profit (Loss) for the Period

As a result of the foregoing, we recorded a loss of R$580.9 million, or (1.6)% of net revenue, during the six-month period ended June 30, 2023, compared to a profit of R$2,484.7 million, or 4.8% of net revenue, during the corresponding period of 2022.

Liquidity and Capital Resources

Our principal cash requirements for 2023 consist of the following:

•	servicing our indebtedness;
•	capital expenditures related to investments in operations, maintenance and construction;
•	payments related to the geological event in Alagoas; and
•	payments under the Global Settlement described in our Annual Report.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;
•	short-term and long-term borrowings; and
•	issuance of debt securities in Brazilian and international capital markets.

As of June 30, 2023, our consolidated short-term (current) cash and cash equivalents and financial investments amounted to R$15,580.3 million and included R$1,478.5 million of cash held by Braskem Idesa, which can only be used by Braskem Idesa. The remaining amounts were available to be used by Braskem in accordance with its financial policy. As of June 30, 2023, we had net working capital (defined as current assets minus current liabilities) of R$11,226.9 million.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Six-Month Period Ended June 30,
	2023	2022
	(in millions of reais)

Net cash (used in) generated from operating activities	(822.5)	3,705.2
Net cash used in investing activities	(1,793.4)	(1,859.3)
Net cash (used in) generated from financing activities	3,778.4	(564.0)
Exchange variation on cash of foreign subsidiaries	(388.8)	(434.8)
Increase in cash and cash equivalents	773.7	847.1

Net Cash (Used in) Generated from Operating Activities

Net cash used in operating activities was R$822.5 million during the six-month period ended June 30, 2023, compared to net cash generated from operating activities of R$3,705.2 million during the corresponding period of 2022. Net cash (used in) generated from operating activities decreased by R$4,527.7 million, which was the result of: (i) a decrease in the results of operations in the period, which was caused by lower spreads in the international market due to lower demand for our products; (ii) a decrease of tax recoverable, which had no equivalent in the period ended in June 30, 2022; (iii) a decrease in accounts payable due to lower feedstock prices and finished goods prices in inventories; and (iv) the semiannual interest payments on bonds issued in the international market in the period. These factors were partially offset by: (i) a positive impact on working capital, primarily on inventories, caused by the lower prices of raw materials and finished products, and the reduction in the volume of raw materials; (ii) a positive impact on accounts receivable, due to a reduction in the receivable turnover period, caused by a higher number of financial operations and a reduction of international market reference prices; (iii) a positive impact on financial investments due to the higher Brazilian benchmark interest rate; and (iv) receipt of insurance proceeds, and the final and unappealable decision on the unconstitutionality of the surcharge in the PIS and COFINS rates incurred with respect to operations involving the sale of gasoline and diesel oil.

Net Cash Used in Investing Activities

Investing activities used net cash of R$1,793.4 million and R$1,859.3 million during the six-month periods ended June 30, 2023 and 2022, respectively.

During the six-month period ended June 30, 2023, investing activities primarily consisted of: (i) acquisitions of property, plant and equipment of R$1,366.0 million, in the Brazil segment, which were allocated primarily to industrial operations, including the investments related to schedule maintenance, operating efficiency, health, environmental and safety (HES), including reliability and operating safety of industrial assets, productivity and modernization; (ii) acquisitions of property, plant and equipment of R$133.1 million in the USA and Europe segment, which were allocated both to industrial operations and strategic projects; and (iii) acquisitions of property, plant and equipment of R$358.0 million in the Mexico segment, mainly represented by the new ethane terminal. Additionally, on March 1, 2023, Braskem Idesa met all conditions for concluding the investment agreement entered into with Advario B.V., receiving a payment of R$316.0 million (US$55.4 million), including VAT.

Net Cash (Used in) Generated from Financing Activities

Financing activities generated net cash of R$3,778.4 million during the six-month period ended June 30, 2023 and used net cash of R$564.0 million during the corresponding period of 2022.

During the six-month period ended June 30, 2023, we mainly raised:

•	R$4,796.5 million (US$995.3 million), relating to the issuance of senior notes in the international capital markets;
•	R$481.9 million, relating to export credit facilities; and
•	R$480.0 million, relating to the issuance of rural product notes (cédulas de produto rural) in Brazil.

During six-month period ended June 30, 2023, we mainly used cash to pay:

•	R$1,446.5 million (US$300.1 million), relating to the full redemption of our outstanding 6.450% Notes due 2024; and
•	R$561.1 million, relating to the payment of aggregate expenses related to lease agreements.

Indebtedness

As of June 30, 2023, our total amount outstanding of indebtedness (consisting of borrowings of Braskem and Braskem Idesa) was R$48,019.1 million, consisting of R$2,660.1 million of short-term (current) indebtedness (5.5% of our total indebtedness), and R$45,359.0 million of long-term (non-current) indebtedness (94.5% of our total indebtedness). Of our total indebtedness, R$5,131.9 million (10.7% of our total indebtedness) was denominated in reais, and R$42,887.2 million (89.3% of our total indebtedness) was denominated in foreign currencies. As of June 30, 2023, our derivative financial instruments corresponded to a liability of R$135.1 million.

As of June 30, 2023, borrowings of Braskem Idesa, which are included in the figures in the preceding paragraph, with respect to the total outstanding limited recourse indebtedness, net of transaction costs, amounted to R$10,485.2 million.

Short-Term Indebtedness

As of June 30, 2023, the amount of our short-term (current) indebtedness including interest and the current portion of our long-term borrowings was R$2,660.1 million, of which R$740.5 million was short-term (current) indebtedness of Braskem Idesa. As of June 30, 2023, the consolidated outstanding balance under our short-term (current) indebtedness denominated in reais was R$230.9 million, and the consolidated outstanding balance of indebtedness denominated in foreign currencies was R$2,429.2 million.

Long-Term Indebtedness

As of June 30, 2023, the outstanding amount of our long-term (non-current) indebtedness was R$45,359.0 million, of which R$9,744.7 million related to Braskem Idesa.

Our principal sources of long-term debt are:

•	fixed-rate notes issued in the international market;
•	debentures issued in the Brazilian capital market;
•	export credit facilities; and

•      borrowings under bank credit facilities;

For a summary of the terms of our material outstanding indebtedness as of December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in our Annual Report.

As of June 30, 2022, R$4,901.0 million of our long-term indebtedness was denominated in reais, and R$40,458.0 million of our indebtedness was denominated in foreign currencies.

Certain of the instruments governing our indebtedness contain covenants that could restrict, among other things, our and most of our subsidiaries’ ability to incur liens or merge or consolidate with any other entity or sell or otherwise dispose of all or substantially all of our or their assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses among Braskem S.A. and its subsidiaries’ indebtedness, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. As of June 30, 2023, except for Braskem Idesa, Braskem and its subsidiaries were in compliance with the covenants under their underlying indebtedness instruments.

Braskem Idesa expected that it would be in breach of a financial leverage covenant under one of its financing agreements as of December 31, 2022. Regarding this financing agreement, on December 22, 2022 Braskem Idesa obtained a preemptive waiver related to such breach of a leverage ratio (covenant), initially until June 30, 2023, which has since been extended until March 31, 2024. Because of such waiver, currently Braskem Idesa is not in default under such financing agreement. The non-current portion of the loan, in the amount of R$551.4 million, was reclassified from non-current liabilities to current liabilities as of June 30, 2023, considering that the waiver did not cover at least 12 months, as required by accounting standards in situations in which the breach of certain contractual obligations would entitle creditors to accelerate indebtedness.

As of June 30, 2023, Braskem Idesa was in compliance with its debt service obligations under such financing agreement.

The instruments governing a substantial portion of our indebtedness also contain change-of-control provisions that provide our counterparties with a termination right or the ability to accelerate the maturity of our indebtedness in the event of a change of our control without their consent and/or ratings decline, as applicable. For additional information, see “Item 3. Risk Factors—Risks Relating To Us And The Petrochemical Industry—If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations” in our Annual Report.

Bonds

We have issued bonds in the international capital markets. All of these securities pay interest semi-annually in arrears.

The table below sets forth our outstanding bonds issued in the international capital markets, the outstanding principal amount of these securities as of June 30, 2023, and their maturity dates:

Security	Outstanding Principal and Interest as of June 30, 2023		Final Maturity
	(in millions of U.S. dollars)	(in millions of reais)

4.50% Notes due 2028(1)	1,197.7	5,772.0	January 2028
4.500% Notes due 2030(1)	1,521.0	7,330.0	January 2030
7.250% Notes due 2033(1)	1,027.8	4,953.1	February 2033
7.125% Notes due 2041(2)	583.6	2,812.4	July 2041
5.875% Notes due 2050(1)	768.4	3,702.9	January 2050
Subordinated Resettable Fixed Rate Notes due 2081(1)	633.6	3,053.6	January 2081

______________

(1)    Represents notes issued by Braskem Netherlands Finance B.V. and guaranteed by Braskem.

(2)    Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Debt Securities Issued in the Brazilian Capital Markets

In 2022, we issued debt securities in the Brazilian capital markets. All of these securities pay interest semi-annually in arrears.

The table below sets forth the outstanding debt securities of Braskem S.A. issued in the Brazilian capital markets, the outstanding principal amount of these securities as of June 30, 2023, and their maturity dates:

Security	Outstanding Principal plus Interest Amount as of June 30, 2023		Interest Rate	Final Maturity
	(in millions of US$)(1)	(in millions of reais)(2)
Debentures (CRA) issued in January 2022 – 1st tranche(3)	132.3	637.5	IPCA + 5.54%	December 2028
Debentures (CRA) issued in January 2022 – 2nd tranche(3)	31.6	152.5	IPCA + 5.57%	December 2031
Debentures issued in May 2022 – 1st tranche	160.1	771.4	DI + 1.75%	May 2029
Debentures issued in May 2022 – 2nd tranche	51.7	249.1	DI + 2.00%	May 2030-32
Debentures issued in August 2022	163.8	789.5	DI + 1.75%	August 2029
Debentures issued in November 2022 – 1st tranche	234.1	1,128.1	DI + 1.70%	November 2029
Debentures issued in November 2022 – 2nd tranche	20.4	98.4	DI + 1.95%	November 2030-32

______________

(1)	Translated solely for the convenience of the reader at the selling rate reported by the Central Bank as of June 30, 2023 for reais into U.S. dollars of R$4.8192 per US$1.00
(2)	Principal denominated in reais.
(3)	Issuance of private debentures that were used as security for the issuance of Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio, or “CRA”) by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

Export Prepayment Facilities and Export Credit Notes

As of June 30, 2023, the aggregate amount of principal and interest outstanding under our export prepayment facilities and export credit notes was R$2,230.7 million. For a summary of the terms of our material outstanding revolving export credit facilities as of December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with Governmental Agencies Denominated in U.S. Dollars” and “—Credit Facilities with Governmental Agencies Denominated in Brazilian Reais” in our Annual Report.

Revolving Credit Facility Agreement

On December 20, 2021, we entered into a revolving credit facility with a syndicate of global lenders, in the aggregate amount of up to US$1,000.0 million, maturing in December 2026. This facility replaced our previous revolving credit facility.

As of June 30, 2023, the aggregate amount of principal undrawn under our credit facilities with banks denominated in dollars was R$4,819.2 million (US$1,000.00 million). As of June 30, 2023, we had not drawn any amount under our revolving credit facility.

For a summary of the terms of our material outstanding credit facilities denominated in dollars, Euros, and reais, as well as our revolving credit facility as of December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Revolving Credit Facility Agreement,” “—Credit Facilities with Banks Denominated in Dollars,” “—Credit Facilities with Banks Denominated in Euros” and “—Credit Facilities with Banks Denominated in Brazilian Reais” in our Annual Report.

Indebtedness of Braskem Idesa

As of June 30, 2023, the principal amount outstanding under the financing agreements relating to our Mexico complex, net of transaction costs, was R$10,485.2 million.

Security(1)	Outstanding Principal plus Interest Amount as of June 30, 2023		Final Maturity
	(in millions of US$)	(in millions of reais)
7.45% Notes due 2029	904.6	4,359.3	November 2029
6.990% Notes due 2032	1,225.1	5,904.1	February 2032
Credit Facilities	128.8	620.6	October 2026

______________

(1)	Represents notes issued by Braskem Idesa without a guarantee from Braskem S.A.

Other than described above, we have not entered into any other material financing agreements or drawn any other material amounts under our existing financing agreements since December 31, 2022. For a summary of the terms of the financing agreements relating to our Mexico complex, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Indebtedness of Braskem Idesa” in our Annual Report.

Capital Expenditures

During the six-month period ended June 30, 2023, investing activities for which we used net cash on a consolidated basis primarily consisted of: (i) acquisitions of property, plant and equipment of R$1,366.0 million, in the Brazil segment, which were allocated primarily to industrial operations, including the investments related to schedule maintenance, operating efficiency, health, environmental and safety (HES), including reliability and operating safety of industrial assets, productivity and modernization; (ii) acquisitions of property, plant and equipment of R$133.1 million in the USA and Europe segment, which were allocated both to industrial operations and strategic projects; and (iii) acquisitions of property, plant and equipment of R$358.0 million in the Mexico segment, mainly represented by the new ethane terminal.

For a summary of our capital expenditures for the year ended December 31, 2022 and our capital expenditures budget for fiscal year 2023, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” in our Annual Report.

Off-Balance Sheet Arrangements

We have long-term commitments for the purchase of energy. As of June 30, 2023, those obligations amounted to R$8,053.4 million and will be settled by 2044. See note 31 to our Unaudited Condensed Consolidated Interim Financial Statements.

FORWARD-LOOKING STATEMENTS

Some of the information contained in this report on Form 6-K are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results.

Statements contained in this report on Form 6-K that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur.

Our forward-looking statements may be influenced by numerous factors, including, without limitation, the following:

•	the cyclical and volatile nature of the global petrochemical industry and its adverse effects, which may have negative impacts on us and in the petrochemical sector;
•	global macroeconomic conditions (including a United States recession) and their adverse effects on the margins of our products;
•	the adverse effect of war and other armed conflicts, such as the conflict involving Russia and Ukraine, on our sales and operations in Brazil and internationally, and on the Brazilian and international petrochemical industry;
•	a deterioration in the world economy and its potential adverse effect on demand for petrochemicals and thermoplastic products;
•	any adverse effect of China’s economy deceleration on global demand and on our Brazilian and international business;
•	the adverse effect of global health crises on our Brazilian and international sales and operations, and on the Brazilian and international petrochemical industry;
•	the adverse effect of inflation globally on our Brazilian and international business;
•	the adverse effect of a more contractionary monetary policy globally on our Brazilian and international business;
•	demand for our petrochemical products, our manufacturing facilities, price of raw materials and other inputs of our production, global logistics for our products, raw materials and other inputs of our production, and supply chains;
•	general economic, political and business conditions in the markets or jurisdictions in which we operate or sell to, including governmental and electoral changes, and demand and supply for, and prices of, petrochemical and thermoplastic products;
•	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;

•	our ability to successfully carry out our sustainable development strategy, and to successfully develop initiatives to adapt to and mitigate climate change;
•	competition in the global petrochemical and biopolymer industry;
•	our ability to successfully develop our innovation projects, in particular in renewable and recycling initiatives;
•	prices of naphtha, ethane, ethanol, propane, propylene and other raw materials and the terms and conditions of the supply agreements related thereto;
•	international prices of petrochemical and biopolymer products;
•	actions taken by our controlling shareholder;
•	inherent risks related to any change of our corporate control;
•	our ability to implement our financing strategy and to obtain financing on satisfactory terms;
•	our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;
•	changes in laws and regulations, including, among others, laws and regulations affecting tax and environmental matters and import tariffs in other markets or jurisdictions in which we operate or to which we export our products;
•	political conditions in the countries where we operate, particularly in Brazil and Mexico;
•	future changes in governmental policies, including the adoption of new environmental policies and related actions undertaken by the governments of the locations in which we operate;
•	unfavorable decisions rendered in major pending or future tax, labor, environmental and other legal proceedings; and
•	other factors identified under “Item 3. Key Information—Risk Factors” in our Annual Report and in any other reports filed with or furnished to the SEC.

Our forward-looking statements are not a guarantee of future performance, and our actual results of operations or other developments may differ materially from the expectations expressed in our forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, you should not rely on these forward-looking statements.

All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this report on Form 6-K. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them as a result of new information or future developments.

For additional information on factors that could cause our actual results of operations to differ from expectations reflected in forward-looking statements, please see “Item 3. Key Information—Risk Factors” in our Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2023.

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas
	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer